UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                             DNAPrint genomics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                 (CUSIP Number)

                                 November 17, 2005
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 |_|  Rule 13d-1(b)

                 |X|  Rule 13d-1(c)

                 |_|  Rule 13d-1(d)

CUSIP No.  2332 4Q 10 3

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1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Richard L. Gabriel
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                     (b) |_|
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3.     SEC USE ONLY

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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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      NUMBER OF SHARES          5. SOLE VOTING POWER             20,000,000 */**
        BENEFICIALLY
         OWNED BY             --------------------------------------------------
           EACH                 6. SHARED VOTING POWER           23,000,000 */+
         REPORTING
        PERSON WITH           --------------------------------------------------
                                7. SOLE DISPOSITIVE POWER        20,000,000 */**

                              --------------------------------------------------
                                8. SHARED DISPOSITIVE POWER      23,000,000 */+

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9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,000,000 */+
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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  13.5%

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12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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*  Reflective of 20:1 reverse stock split effective 7/12/2005
** Reflects 1,500,000 shares owned and vested options to purchase 18,500,000 shares
+ Reflects 1,500,000 shares owned and vested options to purchase 18,500,000 shares AND 1,000,000 shares owned by his spouse and vested options to purchase 2,000,000 shares held by his spouse. Mr. Gabriel disclaims ownership of the shares owned by his spouse and the options to purchase shares held by his spouse pursuant to Rule 13d-4, but reports such ownership of shares by his spouse and the options to purchase shares held by his spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

Richard L. Gabriel hereby supplements and amends the Schedule 13G originally filed on 8/12/2005.


Item 1(a).        Name of Issuer:

                  DNAPrint genomics, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  900 Cocoanut Avenue, Sarasota, FL 34236

Item 2(a).        Name of Person Filing:

                  Richard L. Gabriel

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  900 Cocoanut Avenue, Sarasota, FL 34236

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  2332 4Q 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)      |_| Broker or dealer registered under Section 15 of the
                   Exchange Act.

      (b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)      |_| Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

      (d)      |_| Investment company registered under Section 8 of the
                   Investment Company Act.

      (e)      |_| An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

      (f)      |_| An employee benefit plan or endowment fund in accordance
                   with Rule 13-d-1(b)1(ii)(F);

      (g)      |_| A parent holding company or control person in accordance
                   with Rule 13-d-1(b)1(ii)(G);

      (h)      |_| A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

      (i)      |_| A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment Company Act;

      (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned 23,000,000 */+

       (b) Percent of class: 13.5%

       (c) Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote            20,000,000 */**
       (ii)  Shared power to vote or to direct the vote          23,000,000 */+
       (iii) Sole power to dispose or to direct
             the disposition of                                  20,000,000 */**
       (iv)  Shared power to dispose or to direct
             the disposition of                                  23,000,000 */+

Item 5.      Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


*  Reflective of 20:1 reverse stock split effective 7/12/2005
** Reflects 1,500,000 shares owned and vested options to purchase 18,500,000 shares
+ Reflects 1,500,000 shares owned and vested options to purchase 18,500,000 shares AND 1,000,000 shares owned by his spouse and vested options to purchase 2,000,000 shares held by his spouse. Mr. Gabriel disclaims ownership of the shares owned by his spouse and the options to purchase shares held by his spouse pursuant to Rule 13d-4, but reports such ownership of shares by his spouse and the options to purchase shares held by his spouse for the purpose of reporting beneficial ownership pursuant to Rule 13d-3.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       November 28, 2005
                                       -----------------------------------------
                                                          (Date)


                                       /s/ Richard L. Gabriel
                                       -----------------------------------------
                                                       (Signature)


                                       Richard L. Gabriel, President
                                       -----------------------------------------
                                                       (Name/Title)